# AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

**Statement of Financial Condition**

**December 31, 2021**

**(With Independent Registered Public Accounting
Firm's Report Thereon)**



pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of AllianceBernstein Investments, Inc.

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of AllianceBernstein Investments, Inc. (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers

February 25, 2022

We have served as the Company's auditor since 2006.

*PricewaterhouseCoopers LLP,150 3rd Ave S #1400, Nashville, TN 37201*
T: (615) 503-2860; F: (615) 503 2870, www.pwc.com/us

**ALLIANCEBERNSTEIN INVESTMENTS, INC.**
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2021
(dollars in thousands)

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 60,460 |
| Receivables: | | |
|   Fees from AB Mutual Funds | | 9,551 |
|   Due from affiliates | | 82 |
| Deferred sales commissions, net | | 74,899 |
| Deferred taxes | | 2,317 |
| Other assets | | 949 |
|     Total assets | $ | 148,258 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Payables: | | |
|   Brokers and dealers | $ | 13,452 |
|   Accounts payable and accrued expenses | | 17,696 |
|   Due to Parent | | 6,305 |
|   Due to affiliates | | 5,139 |
|     Total liabilities | | 42,592 |
| | | |
| Commitments and contingencies *(See Note 5)* | | |
| | | |
| Stockholder's equity: | | |
|   Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding | | — |
|   Additional paid-in capital | | 87,578 |
|   Retained earnings | | 18,088 |
| | | |
| Total stockholder's equity | | 105,666 |
| | | |
| Total liabilities and stockholder's equity | $ | 148,258 |

The accompanying notes are an integral part of this financial statement.

2

1. **Organization and Summary of Operations**

   AllianceBernstein Investments, Inc. ("**AllianceBernstein Investments**" or the "**Company**") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("**AB**" or the "**Parent**"), which is majority-owned by Equitable Holdings, Inc. ("**EQH**"), the holding company for a diversified financial services organization.

   The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AB ("**AB Mutual Funds**"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("**Exchange Act**").

2. **Summary of Significant Accounting Policies**

   *Basis of Presentation*

   The statement of financial position has been prepared in accordance with accounting principles generally accepted in the United States of America ("**US GAAP**"). The preparation of the statement of financial position requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position. Actual results could differ materially from those estimates.

   *Cash and Cash Equivalents*

   Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value and is considered Level 1 in the fair value hierarchy. Cash equivalents at December 31, 2021 include $45.0 million invested in an affiliated money market fund that is registered under the Investment Company Act of 1940.

   *Deferred Sales Commissions, Net*

   The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AB sponsored mutual funds sold without a front-end sales charge ("**back-end load shares**"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding one year for U.S. fund shares and four years for Non-U.S. fund shares, the periods of time during which deferred sales commissions generally are recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("**CDSC**") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

   The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If these factors indicate impairment in value, management compares the carrying value to the undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. There were no impairment charges recorded during 2021.

*Loss Contingencies*

With respect to all significant litigation matters, we consider the likelihood of a negative outcome. If we determine the likelihood of a negative outcome is probable and the amount of the loss can be reasonably estimated, we record an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and we are able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, we disclose that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages. Such is also the case when the litigation is in its early stages or when the litigation is highly complex or broad in scope. In these cases, we disclose that we are unable to predict the outcome or estimate a possible loss or range of loss.

*Subsequent Events*

We evaluated subsequent events through February 25, 2022, the date the statement of financial condition was available to be issued. No subsequent events were identified.

3. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

The effect of a tax position is recognized in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based on its technical merits and their applicability to the facts and circumstances of the tax position. In making this assessment, the Company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information. Accordingly, the Company has no liability for unrecognized tax benefits as of December 31, 2021.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2021, the Company had a net deferred tax asset primarily related to long-term incentive compensation of $2.3 million. Management has determined that realization of the net deferred tax asset is more likely than not based on anticipated future taxable income.

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2017.

Subject to the results of any future examinations for the tax years 2017 and forward, there is the possibility that we may set up reserves, including accrued interest, over the next twelve months.

4. **Deferred Sales Commission, Net**

The amount recorded for the net deferred sales commission asset was $74.9 million as of December 31, 2021.

The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2021 were as follows (in thousands):

| | | |
|---|---|---:|
| Carrying amount of deferred sales commission | $ | 177,233 |
| Less:  Accumulated amortization | | (53,976) |
| Cumulative CDSC received | | (48,358) |
| Deferred sales commission, net | $ | 74,899 |

Estimated future amortization expense related to the December 31, 2021 net asset balance, assuming no additional CDSC is received in future periods, is as follows (in thousands):

| | | |
|---|---|---:|
| 2022 | $ | 35,349 |
| 2023 | | 26,176 |
| 2024 | | 12,676 |
| 2025 | | 698 |
| Total | $ | 74,899 |

## 5.  Commitments and Contingencies

### *Legal and Regulatory Proceedings*

The Company may be involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which may allege substantial damages. It is reasonably possible that we could incur losses pertaining to these matters, but we cannot currently estimate any such losses.

Management, after consultation with legal counsel, currently believes that the outcome of any individual matter that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, any inquiry, proceeding or litigation has an element of uncertainty; management cannot determine whether further developments relating to any individual matter that is pending or threatened, or all of them combined, will have a material adverse effect on the Company's results of operations, financial condition or liquidity in any future reporting period.

## 6.  Related Party Transactions

During 2021, Equitable Advisors, LLC ("**Equitable Advisors**"), a subsidiary of EQH, distributed AB Mutual Funds for which it received distribution payments. Included in due to affiliates, as of December 31, 2021, are distribution payments owed to Equitable Advisors aggregating $0.6 million. Also, Equitable Advisors provides certain distribution and other services including but not limited to: access to dedicated relationship management, national meetings, branch offices, sales desk and national/regional speaking opportunities pursuant to Equitable Advisors' Financial Support Program. Due to affiliates includes $0.9 million relating to these services at December 31, 2021.

Employees of the Company are eligible to participate in a 401(k) plan maintained by AB. Employer contributions are discretionary and generally are limited to the maximum amount deductible for federal income tax purposes.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AB. Aggregate awards made to these plans by AB on behalf of employees of the Company for 2021 were $3.4 million, of which $0.1 million was related to grants of awards made earlier during the year related to 2020 awards.

## 7. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets that are available for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

### *Assets Measured at Fair Value on a Recurring Basis*

We invest excess cash in various money market funds ($45.0 million as of December 31, 2021) that are valued based on quoted prices in active markets; as such, these are included in Level 1 of the valuation hierarchy. We held no Level 2 or Level 3 securities during the year ended December 31, 2021.

### *Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis*

The Company did not have any material assets or liabilities that were measured at fair value for impairment on a nonrecurring basis during the year ended December 31, 2021.

## 8. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act. In 2011, pursuant to section (a)(1)(ii) of the Net Capital Rule, the Company notified FINRA of its election not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i). As a result, the Company has elected to utilize the Alternative Standard under the Net Capital Rule. As such, the Company is subject to a net capital requirement of $250,000 as the Company is exempt from the service requirements pursuant to Securities Exchange Rule 15c3-3(k)(1), the Customer Protection Rule. As of December 31, 2021, the Company's net capital of $26.5 million was $26.2 million in excess of its required net capital of $0.3 million.